UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Pyramid Breweries Inc.
(Name of Subject Company)

Independent Brewers United, Inc.
PMID Merger Sub, Inc.
Magic Hat Brewing Company & Performing Arts Center, Inc.
Basso Private Series LLC
on behalf of Basso Series 3 (MHB)
Basso Multi-Strategy Holding Fund Ltd.
Basso Fund Ltd.
Basso Holdings Ltd.
Basso Capital Management, L.P.
(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

7471355101
(CUSIP Number of Class of Securities)

R. Martin Kelly
c/o Magic Hat Brewing Company & Performing Arts Center, Inc.
431 Pine Street, Suite G-14
Burlington, VT 05401
Telephone: (802) 658-2739
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
James E. Abbott, Esq.
Robert E. Lustrin, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Telephone: (212) 574-1200

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$27,257,683.75	$1,071.23

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $2.75 per share by 9,911,885, the number of shares of common stock, par value $0.01 per share (“Shares”), of Pyramid Breweries, Inc. (“PMID”) outstanding on a fully diluted basis as of June 27, 2008, as represented by PMID, in the Agreement and Plan of Merger with Independent Brewers United, Inc., PMID Merger Sub, Inc. and Magic Hat Brewing Company & Performing Arts Center, Inc., which Shares consist of (a) 9,160,085 Shares issued and outstanding, (b) 652,800 Shares subject to issuance upon exercise of outstanding options, and (c) 99,000 performance-based restricted stock units were outstanding.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $39.30 per million dollars of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-1 1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2. [If checked, SC 13D cover page info must be on cover page to this Schedule TO]

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1. SUMMARY TERM SHEET.
ITEM 2. SUBJECT COMPANY INFORMATION.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
ITEM 4. TERMS OF THE TRANSACTION.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.
ITEM 11. ADDITIONAL INFORMATION.
ITEM 12. EXHIBITS.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.A: OFFER TO PURCHASE
EX-99.A.1.B: FORM OF LETTER OF TRANSMITTAL
EX-99.A.1.C: FORM OF NOTICE OF GUARANTEED DELIVERY
EX-99.A.1.D: FORM OF LETTER TO BROKERS
EX-99.A.1.E: FORM OF LETTER TO CLIENTS
EX-99.A.1.F: GUIDELINES
EX-99.A.5.A: JOINT PRESS RELEASE
EX-99.A.5.B: FORM OF SUMMARY ADVERTISEMENT
EX-99.A.5.C: JOINT PRESS RELEASE
EX-99.B.1: LETTER AGREEMENT
EX-99.D.1: AGREEMENT AND PLAN OF MERGER
EX-99.D.2: TENDER AND SUPPORT AGREEMENT
EX-99.D.3: MUTUAL NON-DISCLOSURE AGREEMENT

This Schedule TO relates to the offer by PMID Merger Sub, Inc., a Washington corporation (“Offeror”) and a wholly owned subsidiary of Independent Brewers United, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Pyramid Breweries Inc., a Washington corporation (“PMID”), together with the associated Preferred Share Purchase Rights (the “Company Rights”) issued pursuant to the Rights Agreement, dated June 14, 1999, by and between PMID and ChaseMellon Shareholder Services L.L.C., at a price per Share equal to $2.75, net to the seller in cash (the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of June 27, 2008, by and among Parent, Offeror, Magic Hat Brewing Company & Performing Arts Center, Inc. (“Magic Hat”) and PMID (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and issuer of the securities subject to the Offer is Pyramid Breweries Inc., a Washington corporation. Its principal executive office is located at 91 S. Royal Brougham Way, Seattle, Washington 98154 and its telephone number is (206) 682-8322.

(b) This Schedule TO relates to the Offer by Offeror to purchase all issued and outstanding Shares for $2.75 per Share, net to the seller in cash, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the “Introduction”) is incorporated in this Schedule TO by reference.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in “Price Range of the Shares; Dividends” in the Offer to Purchase and is incorporated in this Schedule TO by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Information Concerning Parent, Offeror and Magic Hat” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with PMID;

Other Agreements” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for PMID” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Parent, Offeror and Magic Hat,” “Background of the Offer; Past Contacts or Negotiations with PMID; Other Agreements” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for PMID” is incorporated in this Schedule TO by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with PMID; Other Agreements,” “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for PMID,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(c)(2) None.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b), (c), (d), (e) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Information Concerning Parent, Offeror and Magic Hat,” “Background of the Offer; Past Contacts or Negotiations with PMID; Other Agreements,” “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for PMID” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

ITEM 10.	FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

(a), (b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Parent, Offeror and Magic Hat,” “Background of the Offer, Past Contacts or Negotiations with PMID; Other Agreements” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for PMID” is incorporated in this Schedule TO by reference.

(a)(2), (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for

PMID,” “Conditions of the Offer” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated July 2, 2008.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(5)(A)	Joint Press Release Issued by Parent and PMID, dated June 27, 2008, announcing the execution of the Agreement and Plan of Merger among Parent, Offeror, Magic Hat and PMID.
(a)(5)(B)	Form of Summary Advertisement Published in the Financial Times on July 2, 2008.
(a)(5)(C)	Joint Press Release Issued by Parent and PMID, dated July 2, 2008, announcing the Offer.
(b)(1)	Letter Agreement re: Financing Commitment, dated June 25, 2008, from Basso Capital Management, L.P. to Parent.
(d)(1)	Agreement and Plan of Merger, dated as of June 27, 2008, among Parent, Offeror, Magic Hat and PMID.
(d)(2)	Tender and Support Agreement, dated April 28, 2008 between Magic Hat and certain stockholders of PMID named therein.
(d)(3)	Mutual Non-Disclosure Agreement, dated April 3, 2008, between Magic Hat and PMID.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule TO is true, complete and correct.

Dated: July 2, 2008

INDEPENDENT BREWERS UNITED, INC.

By:	/s/ R. Martin Kelly
Name:     R. Martin Kelly

Title:	Chief Executive Officer

PMID MERGER SUB, INC.

By:	/s/ R. Martin Kelly
Name:     R. Martin Kelly

Title:	President

MAGIC HAT BREWING COMPANY & PERFORMING ARTS CENTER, INC.

By:	/s/ R. Martin Kelly
Name:     R. Martin Kelly

Title:	Chief Executive Officer

BASSO PRIVATE SERIES LLC
on behalf of Basso Series 3 (MHB)
BASSO MULTI-STRATEGY HOLDING FUND LTD.
BASSO FUND LTD.
BASSO HOLDINGS LTD.
BASSO CAPITAL MANAGEMENT, L.P.

         By: Basso GP, LLC

By:	/s/ Howard Fischer
Name:     Howard Fischer

Title:	Member of Basso GP, LLC, as General Partner of Basso Capital Management, L.P. (the non-member manager of Basso Private Series LLC, on behalf of Basso Series 3 (MHB))

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated July 2, 2008.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(5)(A)	Joint Press Release Issued by Parent and PMID, dated June 27, 2008, announcing the execution of the Agreement and Plan of Merger among Parent, Offeror, Magic Hat and PMID.
(a)(5)(B)	Form of Summary Advertisement Published in the Financial Times on July 2, 2008.
(a)(5)(C)	Joint Press Release Issued by Parent and PMID, dated July 2, 2008, announcing the Offer.
(b)(1)	Letter Agreement re: Financing Commitment, dated June 25, 2008, from Basso Capital Management, L.P. to Parent.
(d)(1)	Agreement and Plan of Merger, dated as of June 27, 2008, among Parent, Offeror, Magic Hat and PMID.
(d)(2)	Tender and Support Agreement, dated April 28, 2008 between Magic Hat and certain stockholders of PMID named therein.
(d)(3)	Mutual Non-Disclosure Agreement, dated April 3, 2008, between Magic Hat and PMID.